UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE: for descriptions, SEE Instruction I above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     NBP TrueCrossing Funds

3.   Securities and Exchange Commission File No.:

     333-84031 and 811-09509

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     Initial

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     Two Portland Square
     Portland, Maine 04101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Cheryl O. Tumlin, Esq.
     Forum Administrative Services, LLC
     Two Portland Square
     Portland, Maine 04101
     (207) 879-1900


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7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

     Forum Administrative Services, LLC
     Two Portland Square
     Portland, Maine 04101
     (207) 879-1900

     NewBridge Partners, LLC
     535 Madison Avenue, 14th
     New York, New York  10022
     (212) 745-1000

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end      [ ]  Closed-end


10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     NewBridge Partners, LLC
     535 Madison Avenue, 14th
     New York, New York  10022
     (212) 745-1000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Forum Fund Services, LLC
     Two Portland Square
     Portland, Maine 04101
     (207) 879-1900

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):


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     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ]  Yes           [X]  No

     If yes, for each UIT state:

          Name(s):

          File No.:     811-____________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [ ]  No

          If Yes, state the date on which the board vote took place.

          October 25, 2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

          Pursuant to the Board of Trustee's ("Board") powers under the Trust Instrument, the Board unanimously determined that it was in the best interest of the NBP TrueCrossing Funds ("Trust") to terminate the operations of, and abolish, the Trust.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes      [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          All shares outstanding as of the close of business on November 26, 2002 were redeemed as of that day

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes      [ ]  No


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     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes      [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [ ]  Yes      [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [ ]  Yes      [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes      [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes      [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     [ ]  Yes      [X]  No

     If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?


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(c)  Will the remaining assets be invested in securities?

     [ ]  Yes      [ ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]  Yes      [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          Legal fees, approximately $5000

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          Legal fees and miscellaneous expenses were estimated prior to the date of closing. The estimated amount was charged to the Fund at that time. The Fund's administrator is holding those funds for the sole purpose of paying outstanding debt. The advisor will make any additional payments. Any unused funds held by the administrator will be returned to the advisor. The advisor has waived and reimbursed $89,276 in Fund expenses through May 31, 2002.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)      Legal expenses:                                $10,000
                                                                  -------

          (ii)     Accounting expenses:                           $0____

          (iii)    Other expenses (list and identify separately): ______

                   Postage for shareholder mailing                $348__
                                                                  ------

          (iv)     Total expenses (sum lines (i) - (iii) above):  $10,348
                                                                  -------


(b)  How were those expenses allocated?

     Legal fees and miscellaneous expenses were estimated prior to the date of closing. The estimated amount was charged to the Fund at that time. The Fund's administrator is holding those funds for the sole purpose of paying outstanding debt. The advisor will make any additional payments. Any unused funds held by the administrator will be returned to the advisor. The advisor has waived and reimbursed $89,276 in Fund expenses through May 31, 2002.

(c)  Who paid those expenses?

     See above.

(d)  How did the fund pay for unamortized expenses (if any)?

     See above.


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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes      [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes      [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes      [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (I) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the NBP TrueCrossing Fund; (ii) he is the Treasurer of the NBP TrueCrossing Fund and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                        /s/ STACEY E. HONG
                                        ------------------------------------
                                        Stacey E. Hong


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